Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, October 1st, 2024

To the
Comisión Nacional de Valores (National Securities Commission)

Ref.: Material Event

Dear Sirs,

We are writing to inform you of the passing of Alternate Director, Dr. Alejandro M. Rojas Lagarde, which occurred on September 28th, 2024.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.